[redacted]

14048952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8-68454

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SUMRIDGE PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 TOWN SQUARE PLACE
(No. and Street)

JERSEY CITY	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS O'BRIEN — 201-898-2525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 AVENUE OF THE AMERICAS	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS O'BRIEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUMRIDGE PARTNERS, LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gail M Parker
Notary Public, State of New York
NO 01PA6126374
Qualified in New York County
Commission Expires May 02, 20 17

Gail M. Parker
Notary Public

Thomas O'Brien
Signature

CEO + President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Member
SumRidge Partners, LLC
Jersey City, New Jersey

Report on the Financial Statement

We have audited the accompanying statement of financial condition of SumRidge Partners, LLC (the "Company") as of December 31, 2013 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SumRidge Partners, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
February 28, 2014

SumRidge Partners, LLC

Statement of Financial Condition
December 31, 2013

ASSETS	
Cash	$ 1,323,866
Due from clearing broker, net	8,737,110
Securities owned, at fair value	238,761,592
Furniture and equipment, net	23,462
Due from related party	25,217
Other assets	250,395
Total assets	$ 249,121,642
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 203,639,906
Accounts payable and accrued expenses	9,143,098
Total liabilities	212,783,004
Member's equity	36,338,638
Total liabilities and member's equity	$ 249,121,642

See Notes to Statement of Financial Condition.

Note 1. Organization and Summary of Significant Accounting Policies

Nature of operations: SumRidge Partners, LLC (the Company) was organized on September 29, 2009, and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of SumRidge Partners Holdings, LLC (the Parent).

The Company is primarily engaged in trading fixed income securities on a principal basis, including U.S. Treasury Bonds, corporate bonds, and municipal bonds. All proprietary and customer transactions are executed and cleared through another registered broker dealer, JP Morgan Clearing Corp. (the Clearing Broker Dealer), on a fully disclosed basis, and as such, the Company does not carry security accounts for customers, nor does the Company perform custodial functions relating to customer securities. The Clearing Broker Dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company operates under the provisions of paragraph (k)(2)(ii) of the Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The requirement of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP) as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash: The Company maintains deposits with financial institutions in an amount that is in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Securities transactions: Proprietary securities and derivatives transactions in regular way trades are recorded on trade date, as if they had settled and are carried at fair value. Profits and losses arising from all securities and derivatives transactions entered into for the account and risk of the Company are recorded on a trade-date basis and are included in proprietary trading, net on the statement of operations. Interest income and expense are recognized on the accrual basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Furniture and equipment: Furniture and equipment are stated at cost. Provisions for depreciation of furniture and equipment are computed under the straight-line method over the estimated useful lives of the assets.

Income taxes: The Company is organized as a single member limited liability company and is treated as a disregarded entity for federal and state tax purposes. It does not file any tax returns, but its taxable income is reported as part of the Parent's tax returns. Accordingly, no provision or benefit for federal or state income taxes has been made in the Company's financial statements.

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2013, management has determined that there are no material uncertain income tax positions for the Company. The Parent and the Company are generally not subject to examination by U.S. federal and state tax authorities for tax years before 2010.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Note 2. Assets and Liabilities Reported at Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions that market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency are classified within Level 1 of the fair value hierarchy.

Note 2. Assets and Liabilities Reported at Fair Value (Continued)

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Corporate bonds – The fair value of corporate bonds is estimated using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers or securities, market price quotations (where observable), evaluated prices from pricing sources, bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Corporate bonds can be categorized as Level 1, 2 or 3 in the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

Municipal bonds – municipal bonds can be valued under three approaches: (1) occasionally trades of municipal securities can be observed via trading activity posted by the Municipal Securities Rulemaking Board; (2) via a discounted cash flow model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, yield curves, bids, offers, and other reference data; and/or, (3) in certain instances securities are valued principally using dealer quotations. Municipal bonds are categorized in Level 1, Level 2, or Level 3 of the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

U.S. Government securities – U.S. Government securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotations. U.S. Government securities are categorized in Level 1 or Level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific securities.

U.S. agency securities – U.S. agency securities are comprised of two main categories consisting of agency issued debt and mortgage pass-throughs. Agency issued debt securities are generally valued in a manner similar to U.S. Government securities. Mortgage pass-throughs include to-be-announced (TBA) securities and mortgage pass-through certificates. TBA securities and mortgage pass-throughs are generally valued using dealer quotations. Depending on market activity levels and whether quotations or other data are used, these securities are typically categorized in Level 1 or Level 2 of the fair value hierarchy.

Mortgage backed securities – MBS may be valued based on external price/spread data. When position-specific external price data is not observable, the valuation is either based on prices of comparable securities or cash flow models that consider inputs including default rates, conditional prepayment rates, loss severity, expected yield to maturity, and other inputs specific to each security. Included in this category are certain interest-only securities which, in the absence of market prices, are valued as a function of observable whole bond prices and cash flow values of principal-only bonds using current market assumptions at the measurement date. MBS are categorized in Level 2 of the fair value hierarchy when external pricing data is observable and in Level 3 when external pricing data is unobservable.

Preferred securities – Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Note 2. Assets and Liabilities Reported at Fair Value (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Fair Value Measurements Quoted Prices in Active Market for Identical Assets Level 1	Fair Value Measurements With External Observable Pricing Data Level 2	Fair Value Measurements With Significant Unobservable Pricing Data Level 3	Total
Assets:				
Corporate bonds	$ 204,251,575	$ -	$ -	$ 204,251,575
Municipal bonds	-	23,815,577	-	23,815,577
U.S. treasury notes	9,637,381	-	-	9,637,381
U.S. agency securities	8,200	-	-	8,200
Mortgage backed securities	-	853,779	-	853,779
Preferred securities	195,080	-	-	195,080
	$ 214,092,236	$ 24,669,356	$ -	$ 238,761,592
Liabilities:				
Corporate bonds	$ 179,821,781	$ -	$ -	$ 179,821,781
U.S. treasury notes	23,818,125	-	-	23,818,125
	$ 203,639,906	$ -	$ -	$ 203,639,906

The Company assesses the levels of investments at each measurement date and transfers between fair value hierarchy levels and are recognized by the Company at the end of each reporting period. There were no transfers between Levels 1, 2 or 3.

Note 3. Due to Clearing Broker, Net

Due to clearing broker, net at December 31, 2013, consists of the following:

	Receivable	Payable	Net
Cash/margin	$ 46,234,928	$ 38,050,798	$ 8,184,130
Interest	4,297,741	3,744,761	552,980
	$ 50,532,669	$ 41,795,559	$ 8,737,110

The Company clears its proprietary transactions through another broker-dealer on a fully disclosed basis. The amount to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Note 4. Furniture and Equipment, Net

At December 31, 2013, the Company had furniture and equipment as follows:

Computer equipment	$ 113,861
Furniture	3,574
	117,435
Less accumulated depreciation	(93,973)
	$ 23,462

Note 5. Related Party

The Parent has adopted an equity plan whereby it grants common units (issued as profit interests) to employees, managers, officers and consultants of the Company. During the year ended December 31, 2013, the Parent has issued additional common units of 1,061,254. As of December 31, 2013, limitation on issuance of these units is 19,175,611 common units and these units provide the holder the right to share in the appreciation in the value of the Parent from the date of grant forward. Among other things as defined in the agreement, these units are subject to a threshold amount and vesting periods as determined by the Board of Managers of the Parent. During the year ended December 31, 2013, the Parent grant 4,230,000 common units and as of December 31, 2013, 15,645,004 units were granted and outstanding. The Parent has elected to value these units on the intrinsic value method.

During 2013, the Company made payments totaling $25,217 on behalf of the Champagne Fund, an entity owned by certain employees of the Company, for legal and start-up expenses. As of December 31, 2013, this amount was due from the Champagne Fund and was presented as due from related party in the accompanying statement of financial condition.

Note 6. Commitments

On November 5, 2012, the Company entered into a lease amendment and term extension agreement, which extended the lease through June 30, 2016. At the end of this lease term, the Company has the option to extend the lease through June 30, 2019. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office space. Future minimum rental payments under this non-cancelable operating lease with remaining terms in excess of one year as of December 31, 2013 for each of the remaining years and in the aggregate are:

Year ending December 31,	
2014	$ 171,114
2015	173,763
2016	87,434
	$ 432,310

Note 7. Off-Balance-Sheet Risk and Concentrations of Credit Risk

Securities transactions are cleared through the Clearing Broker Dealer. Under the terms of its clearing agreement, the Company is required to ensure the proper settlement of counterparty transactions as contractually obligated with the Clearing Broker Dealer. In conjunction with the Clearing Broker Dealer, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities with various financial counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of failing to settle or settlement risk depends on the creditworthiness of the counterparty. The level of risk is limited to the fluctuation in market price of the failed security. It is the Company's policy to review, when determined to be necessary, the creditworthiness of its counterparties.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports based on pre-established risk metrics are produced and reviewed by management to mitigate market risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2013, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2013.

The Company is engaged in various trading and brokerage activities through its principal correspondent broker-dealer. Amounts due to the Clearing Broker Dealer, if any, and securities sold, not yet purchased are collateralized by securities owned and cash on deposit with the clearing broker. In the event such parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the correspondent broker-dealer. It is the Company's policy to periodically review, as necessary, the credit standing of the Clearing Broker Dealer.

Note 8. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain minimum "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness", as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital changes from day to day, but at December 31, 2013, the Company had net capital and net capital requirements of approximately $7,496,000 and $610,000, respectively, and its net capital ratio was 1.22 to 1.0. The minimum net capital requirements may effectively restrict the payment of distributions as they are subject to among other things, the minimum net capital requirements and certain notification requirements.

Note 9. Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as its Clearing Broker Dealer against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 9. Indemnifications (Continued)

Additionally, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.